UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

MFS Intermediate Income Trust (MIN)
(Amendment No. 4)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55273C107

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 55273C107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  12,049,977

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  12,049,977

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

12,049,977

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

10.34%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 12,049,977 shares of MIN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 10.34% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MIN fit the investment guidelines for various Accounts. Shares have been acquired since September 20, 1990.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 12,049,977 shares or 10.34% of the outstanding shares. George W. Karpus presently owns 7,850 shares. Mr. Karpus purchased shares on June 28, 1991 at $7.75 (900 shares), March 31, 2005 at $6.36 (1700 shares), December 18, 2006 at $6.15 (1310 shares), December 19, 2006 at $6.14 (170 shares), March 7, 2007 at $6.21 (400 shares), March 13, 2007 at $6.2 (200 shares), March 15, 2007 at $6.21 (500 shares), March 16, 2007 at $6.19 (60 shares), April 12, 2007 at $6.2 (1600 shares), April 16, 2007 at $6.21 (11,300 shares), April 17, 2007 at $6.22 (10,250 shares), April 19, 2007 at $6.22 (10,510 shares), April 20, 2007 at $6.02 (15 shares), April 27, 2007 at $6.19 (1310 shares), May 1, 2007 at $6.2 (675 shares), May 2, 2007 at $6.2 (2150 shares), May 3, 2007 at $6.21 (850 shares), May 4, 2007 at $6.22 (450 shares), May 7, 2007 at $6.21 (7750 shares), May 8, 2007 at $6.2 (4700 shares), May 9, 2007 at $6.17 (700 shares), May 11, 2007 at $6.15 (710 shares), May 18, 2007 at $6.04 (10 shares), May 23, 2007 at $6.09 (320 shares), May 30, 2007 at $6.1 (9150 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.05 (75 shares), October 12, 2007 at $6.05 (90 shares), October 31, 2007 at $6.19 (775 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.19 (200 shares), November 5, 2007 at $6.16 (65 shares), November 27, 2007 at $6.16 (400 shares), November 29, 2007 at $6.1 (15 shares), November 30, 2007 at $6.07 (10 shares), December 5, 2007 at $6.16 (25 shares), December 7, 2007 at $6.18 (70 shares), December 12, 2007 at $6.06 (15 shares), December 13, 2007 at $6.1 (55 shares), March 14, 2008 at $6.15 (670 shares), May 14, 2008 at $6.28 (20 shares), and on May 15, 2008 at $6.27 (120 shares). Mr. Karpus sold shares on July 9, 1991 at $7.99 (100 shares), April 7, 1992 at $8.12 (800 shares), November 13, 2007 at $6.11 (13,375 shares), November 14, 2007 at $6.09 (4225 shares), November 15, 2007 at $6.06 (725 shares), November 16, 2007 at $6.08 (13,130 shares), November 19, 2007 at $6.07 (13,340 shares), November 20, 2007 at $6.07 (16,205 shares), May 29, 2008 at $6.35 (50 shares), May 30, 2008 at $6.36 (50 shares), and on June 3, 2008 at $6.37 (475 shares). Jo Ann Van Degriff presently owns no shares. Ms. Van Degriff purchased shares on April 12, 2007 at $6.19 (100 shares), April 16, 2007 at $6.21 (1000 shares), April 17, 2007 at $6.21 (925 shares), April 19, 2007 at $6.22 (960 shares), April 20, 2007 at $6.02 (10 shares), May 1, 2007 at $6.18 (50 shares), May 2, 2007 at $6.19 (200 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (675 shares), May 8, 2007 at $6.2 (400 shares), May 9, 2007 at $6.16 (65 shares), May 11, 2007 at $6.13 (60 shares), and on May 23, 2007 at $6.07 (30 shares). Ms. Van Degriff sold shares on November 13, 2007 at $6.11 (1025 shares), November 14, 2007 at $6.1 (325 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (990 shares), November 19, 2007 at $6.08 (1010 shares), November 20, 2007 at $6.08 (1225 shares). Sophie Karpus presently owns 7,545 shares. Mrs. Karpus purchased shares on September 26, 1990 at $7.63 (1000 shares), June 14, 1993 at $7.25 (1000 shares), December 18, 1995 at $6.62 (300 shares), November 2, 2004 at $6.59 (1800 shares), August 9, 2006 at $6.09 (35 shares), December 14, 2006 at $6.16 (1070 shares), March 7, 2007 at $6.21 (1700 shares), April 23, 2007 at $6.19 (200 shares), April 24, 2007 at $6.18 (75 shares), April 25, 2007 at $6.18 (55 shares), April 26, 2007 at $6.16 (25 shares), May 11, 2007 at $6.13 (50 shares), May 16, 2007 at $6.1 (25 shares), July 10, 2007 at $6.02 (25 shares), October 30, 2007 at $6.17 (275 shares), October 31, 2007 at $6.19 (500 shares), November 1, 2007 at $6.15 (25 shares), November 2, 2007 at $6.18 (150 shares), November 5, 2007 at $6.16 (50 shares), November 21, 2007 at $6.11 (425 shares), November 26, 2007 at $6.13 (55 shares), December 19, 2007 at $6.02 (30 shares), January 18, 2008 at $6.26 (400 shares), March 4, 2008 at $6.28 (300 shares), March 6, 2008 at $6.34 (30 shares), March 7, 2008 at $6.36 (80 shares), March 12, 2008 at $6.19 (75 shares), March 14, 2008 at $6.14 (100 shares), April 21, 2008 at $6.24 (75 shares) and on April 22, 2008 at $6.23 (50 shares). Mrs. Karpus sold shares on March 11, 1992 at $8.25 (1000 shares), November 17, 1994 at $6.51 (200 shares), November 28, 1994 at $6.63 (300 shares), November 30, 1994 at $6.62 (300 shares), November 6, 1998 at $7.01 (250 shares), August 12, 1999 at $6.32 (125 shares), December 13, 1999 at $6.23 (25 shares), December 14, 1999 at $6.2 (100 shares), May 29, 2008 at $6.35 (25 shares), May 30, 2008 at $6.36 (50 shares), June 4, 2008 at $6.38 (25 shares), June 6, 2008 at $6.39 (10 shares), and on June 10, 2008 at $6.32(25 shares). Karpus Management, Inc. presently owns no shares. Karpus Management, Inc. purchased shares on October 3, 1991 at $7.88 (1500 shares), December 21, 1992 at $7.13 (2000 shares), April 12, 2007 at $6.2 (200 shares), April 16, 2007 at $6.21 (1100 shares), April 17, 2007 at $6.21 (1050 shares), April 19, 2007 at $6.22 (1080 shares), May 1, 2007 at $6.19 (75 shares), May 2, 2007 at $6.19 (225 shares), May 3, 2007 at $6.21 (100 shares), May 4, 2007 at $6.2 (50 shares), May 7, 2007 at $6.21 (775 shares), May 8, 2007 at $6.2 (450 shares), May 9, 2007 at $6.16 (75 shares). Karpus Management, Inc. sold shares on April 7, 1992 at $8.12 (1500 shares), August 16, 1993 at $7.62 (2000 shares), November 13, 2007 at $6.11 (1150 shares), November 14, 2007 at $6.1 (350 shares), November 15, 2007 at $6.08 (50 shares), November 16, 2007 at $6.08 (1125 shares), November 19, 2007 at $6.08 (1130 shares) and on November 20, 2007 at $6.08 (1375 shares). Karpus Investment Management Defined Benefit Plan presently owns 20,315 shares. The Defined Benefit Plan purchased shares on May 3, 2004 at $6.52 (550 shares), June 21, 2004 at $6.35 (1000 shares), April 27, 2006 at $6.08 (350 shares), May 1, 2006 at $6.06 (75 shares), May 2, 2006 at $6.03 (20 shares), May 3, 2006 at $6.07 (675 shares), May 16, 2006 at $6.03 (380 shares), August 9, 2006 at $6.09 (35 shares), March 6, 2007 at $6.2 (200 shares), March 7, 2007 at $6.21 (3600 shares), March 8, 2007 at $6.18 (100 shares), March 12, 2007 at $6.2 (100 shares), March 13, 2007 at $6.2 (300 shares), March 15, 2007 at $6.21 (1150 shares), March 16, 2007 at $6.2 (120 shares), March 20, 2007 at $6.18 (50 shares), March 30, 2007 at $6.02 (5 shares), April 5, 2007 at $6.18 (60 shares), April 23, 2007 at $6.19 (1100 shares), April 24, 2007 at $6.19 (625 shares), April 25, 2007 at $6.2 (510 shares), April 26, 2007 at $6.18 (50 shares), May 11, 2007 at $6.14 (125 shares), May 23, 2007 at $6.06 (25 shares), June 13, 2007 at $5.97 (75 shares), July 5, 2007 at $6.01 (25 shares), July 10, 2007 at $6.02 (25 shares), August 24, 2007 at $6.09 (2400 shares), September 4, 2007 at $6.08 (75 shares), October 30, 2007 at $6.18 (725 shares), October 31, 2007 at $6.19 (1575 shares), November 1, 2007 at $6.17 (50 shares), November 2, 2007 at $6.19 (425 shares), November 5, 2007 at $6.17 (150 shares), November 21, 2007 at $6.11 (1150 shares), November 26, 2007 at $6.14 (190 shares), December 19, 2007 at $6.04 (110 shares), December 21, 2007 at $6.06 (150 shares), January 18, 2008 at $6.26 (1025 shares), March 4, 2008 at $6.38 (845 shares), March 6, 2008 at $6.36 (90 shares), March 7, 2008 at $6.37 (235 shares), March 12, 2008 at $6.19 (150 shares), and on March 14, 2008 at $6.14 (270 shares). The Defined Benefit Plan sold shares on May 29, 2008 at $6.35 (125 shares), May 30, 2008 at $6.36 (150 shares), June 4, 2008 at $6.38 (75 shares), June 5, 2008 at $6.38 (25 shares), June 6, 2008 at $6.39 (30 shares), June 9, 2008 at $6.37 (25 shares), June 10, 2008 at $6.32 (50 shares), June 11, 2008 at $6.26 (25 shares), June 12, 2008 at $6.23 (25 shares), June 17, 2008 at $6.25 (25 shares), June 19, 2008 at $6.24 (25 shares), June 25, 2008 at $6.26 (25 shares), and on June 27, 2008 at $6.28 (25 shares). Karpus Investment Management Profit Sharing Plan presently owns 40,105 shares. March 29, 1996 at $6.5 (1000 shares), June 8, 2004 at $6.4 (1500 shares), June 17, 2004 at $6.33 (750 shares), June 27, 2006 at $6.02 (1750 shares), November 30, 2006 at $6.16 (1300 shares), December 21, 2006 at $6.15 (1000 shares), February 28, 2007 at $6.19 (3000 shares), April 20, 2007 at $6.22 (1350 shares), September 4, 2007 at $6.07 (500 shares), September 5, 2007 at $6.07 (4900 shares), November 14, 2007 at $6.09 (5160 shares), November 16, 2007 at $6.07 (1935 shares),February 4, 2008 at $6.36 (15,000 shares), March 14, 2008 at $6.15 (6,450 shares), and on September 17, 2008 at ($5.75). The Profit Sharing Plan sold shares on September 5, 1996 at $7 (1000 shares), May 29, 2008 at $6.35 (325 shares), May 30, 2008 at $6.36 (375 shares), June 4, 2008 at $6.38 (225 shares), June 5, 2008 at $6.38 (100 shares), June 6, 2008 at $6.39 (90 shares), June 9, 2008 at $6.37 (75 shares), June 10, 2008 at $6.32 (150 shares), June 11, 2008 at $6.26 (50 shares), June 12, 2008 at $6.23 (75 shares), June 17, 2008 at $6.25 (50 shares), June 19, 2008 at $6.24 (50 shares), June 25, 2008 at $6.26 (50 shares), June 26, 2008 at $6.26 (25 shares), June 27, 2008 at $6.28 (25 shares), June 9, 2009 at $6.50 (600 shares), June 10, 2009 at $6.48 (150 shares), June 12, 2009 at $6.46 (400 shares), June 16, 2009 at $6.46 (1600 shares), June 24, 2009 at $6.48 (200 shares), and on June 25, 2009 at $6.52 (200 shares). None of the other principals of KIM presently own shares of MIN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 5/11/2009 (37987)  $6.45
 5/12/2009 (21000)  $6.45
 5/13/2009 (300)  $6.45
 5/14/2009 (1005)  $6.40
 5/18/2009 (8500)  $6.42
 5/22/2009 (400)  $6.41
 5/27/2009 (5500)  $6.46
 5/28/2009 (42148)  $6.46
 5/29/2009 (2304)  $6.45
 6/2/2009 (14080)  $6.47
 6/3/2009 (12100)  $6.46
 6/4/2009 (20381)  $6.46
 6/5/2009 (51900)  $6.50
 6/8/2009 (90962)  $6.49
 6/9/2009 (87564)  $6.50
 6/10/2009 (24115)  $6.48
 6/11/2009 (6100)  $6.46
 6/12/2009 (123603)  $6.46
 6/15/2009 (1495)  $6.43
 6/16/2009 (44110)  $6.46
 6/17/2009 (39714)  $6.46
 6/18/2009 (114550)  $6.49
 6/19/2009 (23234)  $6.48
 6/24/2009 (196976)  $6.49
 6/25/2009 (129112)  $6.52
 6/26/2009 (23145)  $6.55
 6/29/2009 (47708)  $6.57
 6/30/2009 (32000)  $6.58
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MIN securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased Shares of MIN for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a letter to the Fund on April 30, 2009, informing the Fund of their nominees for election at the Fund's next meeting. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   July 9, 2009

EXHIBIT 1
Nomination Letter Submitted to the Fund
Transmitted April 30, 2009

Mark N. Polebaum, Esq.          April 30, 2009
General Counsel/Executive Vice President
MFS Investment Management
500 Boylston Street
Boston, Massachusetts 02116-3741

 Re:  MFS Intermediate Income Trust (NYSE: MIN)

Mr. Polebaum:
This letter shall serve to satisfy the advance notice requirements of Article III, Section 8 of the Master Amended and Restated Bylaws (the "Bylaws") of MIN and the Nominating Committee Charter, adopted as of July 20, 2004, as to the nomination by Karpus of eight (8) nominees for election to the Board of Directors of MIN (the "MIN Board") at the next annual meeting of MIN shareholders anticipated to be held in October 2009 or any postponement or adjournment thereof (the "Meeting").

We feel that we should have representation on the Board due to the fact that we are the largest Fund Shareholder and we are very long-term investors in the Fund. We believe that our nominees' independent input on the Board could be very valuable to the future performance of the Fund and to ensuring that the discount to net asset value of the Fund continues to be properly managed.

Through this Notice, Karpus hereby nominates and notifies you of his intent to nominate Messrs. Cohen, Doyle, Goldstein, Lessard, Logan, Orvieto, Pike, and Regan as nominees (the "Nominees") to be elected to the MIN Board at the Meeting.

Pursuant to the Fund's DEF14A filed on August 21, 2008, Karpus believes that the terms of eight (8) directors currently serving on the MIN Board expire at the Meeting. To the extent there are in excess of eight (8) vacancies on the MIN Board to be filled by election at the Meeting or MIN increases the size of the MIN Board above its existing size, Karpus reserves the right to nominate additional nominees to be elected to the MIN Board at the Meeting. Additionally, if this Notice shall be deemed for any reason to be ineffective with respect to the nomination of any of the Nominees at the Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Karpus.

The information concerning the Nominees required by Article III, Section 8 of the Bylaws and by the Nominating Committee Charter, adopted as of July 20, 2004, is set forth below:

  Richard W. Cohen; Age: 54; Address: c/o Lowey Dannenberg Cohen & Hart, P.C., White Plains Plaza, One North Broadway, White Plains, New York 10601-2310; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: President of Lowey Dannenberg Cohen & Hart P.C., a law firm which devotes a substantial amount of its practice to representation of investors in public companies. Admitted to practice in New York and Pennsylvania, and the bars of the U.S. Courts of Appeals for the 1st, 2nd, 3rd, 6th and 11th Circuits; and the U.S. District Courts for the Southern and Eastern Districts of New York, the Eastern District of Michigan and the Eastern District of Pennsylvania; Education: Graduate of Georgetown University (A.B. 1977) and the New York University School of Law (J.D. 1980); Directorships/Other: N/A.

  Larry Doyle; Age: 48; Address: 128 Byram Shore Rd., Greenwich, Conecticut, 06830; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Currently, Mr. Doyle is the writer, editor and manager of SenseOnCents.com, a site dedicated to deliver insights and perspectives from an individual who has honed market based instincts for the last 25 years; JPMorgan Chase, National Sales manager for Securitized Products, 2000-2006 ; Bank of America, Senior Salesperson, 1998-2000; Union bank of Switzerland, Head of Mortgage Trading, 1996-1998; Bear Stearns, Mortgage Trader and Senior Managing Director, 1990-1996; The First Boston Corporation, 1983-1990, Mortgage Trader; Education/Other: Graduate of Holy Cross, Cum Laude Phi Beta Kappa, 1983; Directorships/Other: Chairs the Holy Cross Leadership Council of New York which raises funds for Holy Cross student internships and financial aid; served as Chair of the Mortgage Trading Committee for the Public Securities Association (PSA) in the mid-1990s.

  Phillip Goldstein; Age: 64; Address: Park 80 West, Plaza Two, Suite 750, Saddle Brook, New Jersey 07663; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Mr. Goldstein is an investment advisor and a principal of the general partner of six investment partnerships in the Bulldog Investors group of funds. Directorships/Other: He has been a director of the Mexico Equity and Income Fund since 2000, Brantley Capital Corporation since 2001 and ASA Ltd since 2008.

  Jeffrey P. Lessard, Ph.D., CFA; Age: 57; Address: 12 - A 317 RIT College of Business, Department of Finance and Accounting, Rochester, New York 14623; Share Ownership: N/A; Professional Experience: Academic Director of Consumer Finance, Associate Director of the center for Consumer Financial Services and professor of Finance at the Rochester Institute of Technology; Education/Other: He has previously taught at the University of Wisconsin at Oshkosh, the State University of New York at Binghamton, Marshall University (serving as the Chairman of the Department of Finance and Business Law) and the University of Arkansas; Directorships/Other: Obtained Chartered Financial Analyst designation and is a member of the Disciplinary Review Committee of the Chartered Financial Analysts Institute. Dr. Lessard's primary teaching interests are in the areas of wealth management, investment analysis and portfolio performance. Dr. Lessard has published in a wide variety of journals such as the American Business Review, Akron Business and Economic Review, New York Business and Economic Review, Business Insights, Journal of Financial Education, Journal of Global Business and Southern Business Review. Dr. Lessard's current scholarly interests are in the areas of corporate valuation, performance and presentation standards in the investments industry and the influence of the board of directors upon the creation of shareholder value.

  Donald R. Logan; Age: 51; Address: 4035 Via Laguna, Santa Barbara, California 93110 ; Nationality: U.S. Citizen; Share Ownership: 13,400 common shares; Professional Experience: Palmer Capital Corporation, Senior Vice-President, Logan Capital Corporation, Owner, Luz Development and Finance Corporation, Vice-President Project Finance, 1988-1991, Bank of America, Vice-President Specialized Lease Financing Group, 1983-1988, Dean Witter Reynolds Capital Markets Group, Associate in Investment Banking, 1982-1983; Education: University of Chicago, Graduate School of Business, MBA (concentration in Finance and Marketing), Claremont McKenna College, BA, Economics, Cum Laude, 1980 (degrees awarded concurrently under 3+2 program); Directorships/Other: N/A.

  Brad Orvieto; Age: 52; Address: c/o Strategic Asset Management Group, 800 South Andrews Avenue, Suite 204, Fort Lauderdale, Florida 33316; Nationality: U.S. Citizen; Share Ownership: 13,200 common shares; Professional Experience: Founded Horizon Financial Group, a Financial Planning and Investment Advisory firm, 1985. Horizon Financial Group merged with Strategic Asset Management Group, 1997; Education: University of Miami School of Business (B.B.A, (1979), International Finance and Marketing; Directorships/Other: Certified Financial Planner; Board of Directors, Equus II Inc. (EQS), Broward County Housing Finance Authority-Member and past Chairman, Steering Committee for the Incorporation of the City of Weston, McDonald Family Foundation-Trustee, City of Plantation Comprehensive Planning Board, Anti-defamation League Civil Rights Committee, Broward County Tourist Related Program Grant Panel, Broward County Cultural Arts Grant Panel, Broward County Art in Public Places Steering Committee and Board of Directors-Temple Kol Ami.

  Dwight A. Pike, CFA; Age: 55; Address: 5 Holly Lane, Pinehurst, North Carolina 28374; Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Pike's Financial Services, LLC, 2000-present, Owner of company specializing in providing accounting, tax, payroll and investment services to individuals and small businesses; Unquowa Partners, 1995-2000, Founding Partner of institutional brokerage business specializing in generating research on small cap companies for institutional clients; Knights of Columbus, 1988-1995 and 1980-1986, Vice-President of Investments managing equity portfolio; Cowen Asset Management, 1986-1988, Vice-President of Portfolio Management before returning to the Knights of Columbus; Mid-Continent Telephone Corporation (predecessor to Alltel), 1978-1980, Financial Analyst; Education/Other: Obtained CFA Designation; College of Wooster, Economics (B.A., 1976) and University of Connecticut (M.B.A., 1977); Directorships/Other: N/A.

  Arthur Charles Regan; Age: 46; Address: 1350 N. Jasmine Avenue, Tarpon Springs, Florida 34689, Nationality: U.S. Citizen; Share Ownership: N/A; Professional Experience: Mr. Regan is currently the President & CEO of Regan & Associates, Inc. a NY, NY based proxy solicitation/shareholder services firm founded by him in 1991 and has had numerous articles published on shareholder related matters. He was previously the President of David Francis & Co., Inc. and a Vice President at Morrow & Co, Inc., also proxy solicitation firms; Education/Other: BS in Management & Organizational Behavior from NYU (1984); Directorships/Other: He also formerly served as an outside director and Corporate Secretary for US Wats, Inc. a Bala-Cynwyd, PA based publicly held telecommunications firm until that firm was merged out of existence. Mr. Regan also manages his own investment portfolio and has since 1984.

Further, Karpus does not believe any Nominee is an "interested person" of MIN, as defined in the Investment Company Act of 1940.

Lastly, attached are the consents of Messrs. Cohen, Goldstein, Lessard, Logan, Orvieto, Pike, and Regan, whereby each individual consents to be nominated as a director of MIN at the Meeting and further consents to serve if elected. We will be sending Mr. Doyle's consent under separate cover via facsimile on May 1. Should you have any questions or require anything further, please contact me directly at (585) 586-4680.

Sincerely,

/s/
Cody B. Bartlett Jr., CFA
Managing Director of Investments